P. E. 1/1/02

02011426

RECEIVED JAN 22 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

1-14622

Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934

For the month of January, 2002

GENERAL COMPANY OF GEOPHYSICS
(translation of registrant's name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ______________

COMPAGNIE GENERALE DE GEOPHYSIQUE
(SRD : 12016 – NYSE : GGY)

Paris, January 11th 2002

CGG makes auspicious start to New Year with record backlog for offshore acquisition

Compagnie Générale de Géophysique (CGG) (SRD : 12016 - NYSE : GGY) announced today that it has secured more than 50% of its worldwide marine acquisition capacity for 2002, guaranteeing full occupancy of the Group's entire fleet beyond the first semester. During the last two weeks of December 2001, CGG's offshore acquisition division was awarded more than 50 Million dollars of work, for both exclusive and non-exclusive programs.

"We are delighted to start the New Year on such a favourable footing," said Gerry Harrison, Executive Vice President, Offshore Acquisition. "Not only are we extremely pleased to be in such a good backlog position at this time of year, it also gives us great satisfaction to have secured such strong pre-funding for the multi client programs we are launching in the Gulf of Mexico and Brazil early this year. The increase in prices that we are already observing in exclusive work is also encouraging. This high level of activity in the traditionally weak winter season demonstrates client recognition of the very high quality of our offshore acquisition and processing technology and the flexibility of our state-of-the-art fleet."

Overall, the backlog for the CGG Group as of January 1st 2002 stands at Euro 300 million compared with a backlog of Euro 267 million at the beginning of last year. It represents a significant improvement in the order of 15% for the CGG's Geophysical Services.

CGG is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

Contact :
Christophe PETTENATI AUZIERE tel. +33 1 64 47 36 75
Christophe BARNINI tel. +33 1 64 47 38 10
Email : invrel@cgg.com Internet : www.cgg.com

SIGNATURES

pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE
(Registrant)

GENERAL COMPANY OF GEOPHYSICS

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE
1, rue Léon-Migaux
91341 MASSY CEDEX
Tél. : 01 64 47 30 00

Date January 15th , 2001

By Senior Executive Vice President,
Strategy, Corporate planning,Control
(Signature)*

/Christophe Pettenati-Auzière /

*Print the name and title of the signing officer under his signature.